June 9, 2020

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Scott Anderegg

Re:	Carriage Services, Inc.

Registration Statement on Form S-3

File No. 333-238862

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Carriage Services, Inc. (the “Company”), the registrant under the registration statement on Form S-3, File No. 333- 238862 (the “Registration Statement”), respectfully requests that the Registration Statement be declared effective at 4:00 p.m., Washington, D.C. time, on June 11, 2020, or as soon as practicable thereafter.

Very truly yours, CARRIAGE SERVICES, INC.

/s/ Viki King Blinderman
Viki King Blinderman
Senior Vice President, Principal Financial Officer, Chief Accounting Officer and Secretary

3040 Post Oak Boulevard     Suite 300     Houston, Texas 77056     Phone (713) 332-8400   Fax (713) 332-8401